LookSmart Group, Inc.

555 California Street, #324

San Francisco, CA 94105

October 21, 2015

EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Matthew Crispino, Staff Attorney

Re: LookSmart Group, Inc.

Registration Statement on Form 10-12G Filed October 16, 2015

File No. 000-55440

Ladies and Gentlemen:

With regard to the Registration Statement referred to above, LookSmart Group, Inc. (the “Company”) hereby acknowledges and confirms to you the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to the foregoing, please contact Jay Kaplowitz, Esq. of Sichenzia Ross Friedman Ference LLP, our counsel, at (212) 930-9700.

LookSmart Group, Inc.

By: /s/ Michael Onghai

Name: Michael Onghai

Title: Chief Executive Officer

      cc: Sichenzia Ross Friedman Ference LLP